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SEC 18006709

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SEC Mail Processing Section MAR Washington DC 415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-39398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eastern Point Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 River Place
(No. and Street)

Lexington	VA	24450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Moreschi (540) 460-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Robert Moreschi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eastern Point Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SANDRA W. EWALD NOTARY PUBLIC REG. #7164371 MY COMMISSION EXPIRES 4-30-2020 COMMONWEALTH OF VIRGINIA

Robert Moreschi
Signature

Principal
Title

Sandra W. Ewald
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Shareholders of Eastern Point Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Eastern Point Securities, Inc. (the "Company") as of December 31, 2017, the related statement of operations, changes in shareholder equity and cash flow, for the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are also a member of the American Institute of Certified Public Accountants ("AICPA").

We conducted our audits in accordance with the standards of the PCAOB and the AICPA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information for the year ended December 31, 2017, Schedule I titled "Computation of Net Capital" under SEC Rule 240.15c3-1; Schedule II titled "Computation of Determination of Reserve Requirement (exemption)" under SEC Rule 240.15c3-3 and Schedule III titled "Information for Possession or Control Requirements (exemption)" under SEC Rule 240.15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. Supplemental information titled "Exemption Report" was subject to review procedures under SEC Rule 240.17a-5(d)(5) and information titled "SIPC assessment" were subject to the agreed upon procedures and exemption available under the applicable instructions of the Schedule of Assessment and Payments of the Securities Investor Protection Corporation in accordance with SEC Rule 240.17a-5(e)(4). Such supplemental information is the responsibility of the Company and its management. Our procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the information, including the form and content is presented in conformity with SEC Rule 20.17a-5 of the Securities Exchange Act of 1934. In our opinion, the financial statements including the supplemental information and exemption is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dave Banerjee CPA, an Accountancy Corp.

We have served as the Company's auditor since 2011.
Woodland Hills, CA

February 23, 2018

EASTERN POINT SECURITIES, INC.

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	24,714
Deposit - FINRA CRD account		182
Other assets		54,839
Total assets	$	79,735

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Accounts payable and accrued expenses		3,625
Total liabilities	$	3,625
Stockholders' equity:		
Common stock: no par value, 1,000,000 shares authorized 200 shares issued and outstanding	$	2,000
Additional paid-in-capital		150,000
Distributions		-
Retained earnings		(102,441)
Net income		26,551
Total stockholders' equity	$	76,110
Total liabilities and stockholders' equity	$	79,735

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES, INC.

Statement of Income
For the year ended December 31, 2017

REVENUE:	
Total revenue	$ 365,295
EXPENSES:	
Rent	$ 9,604
Professional fees	46,498
General and administrative	26,130
Licensing and Royalty Fees	256,513
Total expenses	$ 338,745
NET OPERATING INCOME	$ 26,551
NET INCOME	$ 26,551

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2017

	Capital Stock	Additional Paid in Capital	Distributions	Retained Earnings	Total Stockholders' Equity
Ending balance December 31, 2012	**$ 2,000**	**$ 150,000**	**$ (214,434)**	**$ 94,560**	**$ 32,126**
Net loss				(9,632)	(9,632)
Ending balance December 31, 2013	**$ 2,000**	**$ 150,000**	**$ (214,434)**	**$ 84,928**	**$ 22,494**
Distribution			(46,000)		(46,000)
Net Income				76,324	76,324
Ending balance December 31, 2014	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 161,252**	**$ 52,818**
Distribution			-		-
Net loss				(9,698)	(9,698)
Ending balance December 31, 2015	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 151,554**	**$ 43,120**
Distribution			-		-
Net Income				6,439	6,439
Ending balance December 31, 2016	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 157,993**	**$ 49,559**
Distribution			-		-
Net Income				26,551	26,551
Ending balance December 31, 2017	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 184,544**	**$ 76,110**

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	26,551
Adjustments to reconcile net income to net cash provided/(used) in operating activities:		
Increase (decrease) in:		
Accounts Payable	$	3,625
(Increase) decrease in:		
Receivable from Mutual Funds		(33,168)
Other Assets		
Total adjustments	$	(29,543)
Net cash used in operating activities	$	(2,993)
Investing Activities		
Deposit - FINRA (increase) decrease in:		56
Net cash used in investing activities		56
Financing Activities		
Shareholder distribution		0
Net cash used in financing activities		0
Decrease in cash	$	(2,937)
Cash - beginning of year	$	27,651
Cash - end of period	$	24,714
Taxes and Interest		$0.00
	$	24,714

EASTERN POINT SECURITIES, INC.
Notes to Financial Statements
December 31, 2017

Note 1: Organization

In January 2014, pursuant to NASD Rule 1017, FINRA granted the continuing membership application of Presidio Securities, Inc. (the "Firm" and "Presidio") for approval of its change in ownership and change of name. Specifically, for DS Sigurd, VBT ("DS Sigurd"), 100% owner of Presidio Securities, Inc. which merged with National Trust and Fiduciary Services Company, Inc. ("NTFSC"), DBA Eastern Point Trust Company, Inc. The merger was finalized on December 31, 2013 though FINRA finalized its approval of the CMA process on January 14, 2014. Renamed Eastern Point Securities, Inc., (the Company) is 100% owned by NTFSC. As the proposed change did not involve any modification to the Firm's management, supervisory structure or business activities, the Firm was approved to operate and conduct business as set forth in their current Membership Agreements (which covers each firm and all successors). The Firm amended its Form BD to reflect the new ownership structure.

Subsequent to the merger, the owners of the holding company, National Trust and Fiduciary Services Company, Inc., voted unanimously to convert Eastern Point Securities, Inc. from an "S" corporation to a "C" corporation. As part of the conversion, there was an adjustment made to shareholder's equity in the amount of $850.43, labeled "Opening Balance Equity" in the 2015 financial statements.

Presidio Securities, Inc. (the Firm) was approved on December 1, 2011 as a domestic corporation in the State of Virginia. Eastern Point Securities, Inc. (The Company) is currently registered as a broker-dealer under Section l5(b) of The Securities Exchange Act of 1934, with FINRA and with the state of Virginia. On April 30, 2010, The Company had obtained a continuance in membership agreement with FINRA with regards to the sale of more than 75% of the firm to D.S. Sigurd VBT, a trust whose beneficial owner is Mr. Edward Armand.

The Company does not hold or maintain funds or securities or provide clearing services to other broker-dealer(s) and is currently approved to do business as a mutual fund retailer and broker or dealer selling variable annuities.

Note 2: Summary of Significant Accounting Policies Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the repo1ting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2017, the Company had a cash balance of $24,713.50.

Revenue Recognition

The Company generates income from trailing fees (12b-1) as concessions and related brokerage fees as transaction fees. Company recognizes revenue when the transactions are completed and the 12b-1 fees are received, except, per FINRA guidance, the Company shows accrued trailing fees and commissions for the just completed month as an Accounts Receivable (fees and commissions earned for the month but not yet received).

Professional Fees:

At present the Company has a total of 1 registered representative working as an independent contractor and paid as professional services. As of December 31, 2017, the Company paid $46,497.90 for professional fees.

Comprehensive Income:

The Company adopted SPAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2017. The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: Securities Owned

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

Note 4: Income Taxes

The Company, with the consent of its stockholder, is taxed as a C corporation for Federal and State income tax purposes. Thus, Eastern Point is liable for taxes on its profits.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 6: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital and net capital requirements of approximately $21,089 and $5,000 respectively. The Company's net capital ratio was 17.19% which is less than 15:1.

Note 7: Recently issued Accounting Standards

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date, the Company has not yet adopted the recently issued accounting standards.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment for administrative services is a minimum of $250.00/month or $3,000.00/year. Anything over 10 hours per month is charged at the $25.00/hour rate. While the agreement runs for twelve months (November 1 to October 31) it does not contain termination language that would obligate the Company to pay beyond the current month. In 2017 the total rent paid as shown on the financial statements was $9,604.

Note 9: Subsequent Events

Financial statements were approved by management and available for issuance on February 23, 2018. Events subsequent to December 31, 2017 have been evaluated through this date. No material changes or events have occurred year to date.

Note 10: Licensing and Royalty Agreement

In 2015, Eastern Point Securities, Inc. and its parent, National Trust and Fiduciary Services Company, Inc. (NTFSC), dba Eastern Point Trust Company, Inc. (EPTC) proposed a Licensing and Royalty Agreement for the purpose of the broker-dealer compensating the Trust Company for business and services rendered. Without the business of the Trust Company, there would not be a revenue stream for Eastern Point Securities, Inc. While payments were made in 2015, the agreement was submitted to FINRA for review. On February 16, 2016, FINRA completed its review of the agreement and allowed its continued use. Said payments totaled $256,513 in 2017.

Note 11: Mutual Fund Transactions

Mutual Fund trades are placed through Broadridge (Matrix Financial Solutions). The agreement with Matrix includes fees to be paid Matrix, primarily for trade processing. Offsetting this expense is revenue from Mutual Fund fees. Statements are sent quarterly. As of December 31, 2017, Eastern Point Securities, Inc. disputed charges of approximately $4500. The firms expect to find a mutually agreeable solution.

EASTERN POINT SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Stockholders' equity, December 31, 2017	$ 76,110	$ 76,110	$ -
Subtract - Non allowable assets:			
Other asset	(55,021)	(55,021)	-
Tentative net capital	$ 21,089	$ 21,089	-
Haircuts:	-	-	-
NET CAPITAL	$ 21,089	$ 21,089	$ -
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 16,089	$ 16,089	$ -
Aggregate indebtedness	$ 3,625	$ 3,625	$ -
Ratio of aggregate indebtedness to net capital	17.19%	17.19%	

There was no difference noted between the Audit and Focus report as of December 31, 2017.

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES , INC.
December 31, 2017

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

The accompanying notes are an integral part of these financial statements

Report of Independent Registered Public Accounting Firm
On Applying Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

To Eastern Point Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Eastern Point Securities, Inc. (the "Company") for the year ended December 31, 2017, which were agreed to by Eastern Point Securities, Inc. and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for Eastern Point Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corporation

February 23, 2018

SIPC-3 2018

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

8-

8-39398 FINRA DEC 09/14/1994
EASTERN POINT SECURITIES INC
3 RIVER PLACE
LEXINGTON, VA 24450

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] Managing Principal January 11, 2018
Authorized Signature/Title Date

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2018

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Eastern Point Securities, Inc.

3 River Place, Lexington VA 24450
Office: 540.460.3720
Fax: 540.216.0540

Member FINRA

February 23, 2018

Assertions Regarding Exemption Provisions

We, as members of management of Eastern Point Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(i)*.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017 (FISCAL YEAR END).

Eastern Point Securities, Inc.

By:

Robert W. Morahi, Managing Principal

(Name and Title)

February 23, 2018

(Date)

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors Eastern Point Securities, Inc.

We have reviewed management's statements, included in the accompanying Eastern Point Securities, Inc. Exemption Report in which (1) Eastern Point Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eastern Point Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Eastern Point Securities, Inc. met the identified exemption provision throughout the most recent fiscal year of 2017. Eastern Point Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation

Dave Banerjee CPA,
An Accountancy Corp.
We have served as the Company's auditor since 2011
Woodland Hills, California
February 23, 2018

2017

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2017

EASTERN POINT SECURITIES, INC.

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

EASTERN POINT SECURITIES, INC.

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